Exhibit 1

Excerpts from Items 3 and 4 of the Schedule 13D Amendment Filed by
Portugal Telecom, SGPS, S.A. on July 28, 2014

Item 3.                     Source of Funds

The information set forth in Item 3 of the Statement is hereby amended by adding the following paragraphs at the end thereof:

Upon completion of the Oi Capital Increase, including Common Shares issued pursuant to the underwriters’ option to purchase additional shares, the Reporting Persons directly owned 1,082,171,926 Common Shares, or 38.96% of the issued and outstanding Common Shares.

Pursuant to the Second MOU, which is described below, Portugal Telecom and Oi have agreed to negotiate in good faith the terms of definitive agreements (the “Definitive Agreements”) pursuant to which Portugal Telecom expects, subject to conditions, to transfer to the Oi Subsidiaries 474,348,720 Common Shares, representing 17.08% of the issued and outstanding Common Shares, and 948,697,440 Preferred Shares in exchange for the Rioforte Investments in the aggregate principal amount of €897 million.  In addition, Portugal Telecom expects to receive the call option to purchase Common Shares and Preferred Shares (or, upon completion of the Merger of Shares, common shares of CorpCo) described below.

Item 4.                     Purpose of Transaction

The following new subsection is added at the end of Item 4 of the Statement:

Second Memorandum of Understanding

On July 15, 2014, in light of the Rioforte Investments and the pending Business Combination, Portugal Telecom and Oi entered into the Second MOU.  Pursuant to the Second MOU, Portugal Telecom and Oi agreed to negotiate in good faith the terms of the Definitive Agreements with respect to the matters described below.

Pursuant to the Second MOU, the Definitive Agreements must be agreed within 20 days after the date of the Second MOU by Portugal Telecom, Oi, the Oi Subsidiaries and by the other parties to the definitive agreements with respect to the Business Combination signed on February 19, 2014 and described in Amendment No. 2 (the “Business Combination Agreements”).

The Second MOU will remain in effect until the earlier of (i) the date of execution of the Definitive Agreements and (ii) September 12, 2014.

Exchange of Common and Preferred Shares for the Rioforte Investments

Pursuant to the Second MOU, Portugal Telecom expects, subject to conditions, to transfer to the Oi Subsidiaries 474,348,720 Common Shares, representing 17.08% of the issued and outstanding Common Shares, and 948,697,440 Preferred Shares (collectively, the “Exchanged Shares”) in exchange (the “Exchange”) for the Rioforte Investments in the aggregate principal amount of €897 million.

The Exchange of the Exchanged Shares for the Rioforte Investments is expected to occur simultaneously, no later than three (3) business days after all the conditions set forth below under “Conditions to the Implementation of the Second MOU” have been satisfied.  The date of the Exchange is referred to herein as the “Exchange Completion Date.”

Call Option Granted to Portugal Telecom

Pursuant to the Second MOU, Oi and the Oi Subsidiaries are expected to grant to Portugal Telecom a call option (the “Call Option”) to purchase Common Shares and Preferred Shares of the same number and class as the Exchanged Shares (or upon completion of the Merger of Shares, to purchase common shares of CorpCo) (collectively, the “Option Shares”).  The total number of Option Shares is subject to adjustment to reflect any split or reverse split of shares.

Portugal Telecom will be entitled to exercise the Call Option at any time, in whole or in part, during a period of 6 years from the Exchange Completion Date; provided that the number of Option Shares that Portugal Telecom may purchase pursuant to the Call Option will be reduced (i) by 10% of the original Option Shares upon the first anniversary of the Exchange Completion Date and (ii) by 18% of the original Option Shares on each successive anniversary of the Exchange Completion Date thereafter, beginning on the second anniversary of the Exchange Completion Date.

The exercise price for the Call Option, payable in cash, will be R$2.0104 per Common Share (or per common share of CorpCo, as applicable) and R$1.8529 for Preferred Share, in each case adjusted by the Brazilian CDI rate plus 1.5% per annum from the Exchange Completion Date to the date of payment.

Amendments to the Business Combination Agreements

Pursuant to the Second MOU, the parties also contemplate that the Business Combination Agreements will be revised to reflect (1) the extension of the deadline for completion of the Business Combination, (2) the necessary adjustments to the structure of the Merger to ensure that the shareholders of Portugal Telecom may receive, as soon as possible, shares of CorpCo in accordance with a legally permitted structure to be determined by mutual agreement of the parties and (3) the limitation of the voting rights of Portugal Telecom in the by-laws of CorpCo to a maximum of 7.5%.

In addition, the Second MOU sets forth the proposed members of the Board of Directors of CorpCo to be elected in preparation for the migration of CorpCo to the Novo Mercado of the BM&FBOVESPA and the Merger of Shares.

Conditions to the Exchange and the Definitive Agreements

The completion of the Exchange is subject to (1) the approval of the Comissão de Valores Mobiliários (the Brazilian Securities Commission) of the receipt of the Exchanged Shares by the Oi Subsidiaries, the granting of the Call Option to Portugal Telecom and the holding of treasury shares of Oi equal to the applicable maximum number of Option Shares during the period of the Call Option, (2) the execution of the Definitive Agreements and (3) the corporate approvals described below.

The execution of the Definitive Agreements and the consummation of the transactions contemplated thereby are subject to approval (1) by the General Shareholders’ Meeting of Portugal Telecom and the approval, prior to calling the General Shareholders’ Meeting, of the Board of Directors of Portugal Telecom, (2) by the meeting of the shareholders (reunião prévia) of TmarPart and (3) by the Board of Directors of Oi, each of which meetings must be held by September 8, 2014.

Other Agreements

Each of the parties has agreed that so long as the Second MOU is in effect, it will not take legal action or pursue arbitration, in any jurisdiction and at any time, against the other party, its current directors and officers or its directors and officers at the time of the relevant events, with respect to the Oi Capital Increase, the subscription agreement entered into by Portugal Telecom on February 19, 2014 with respect to the Oi Capital Increase, the Rioforte Investments or the transfer thereof in the Oi Capital Increase, other than acts that are necessary to maintain and preserve their legal rights.  In addition, the parties have agreed that the Definitive Agreements will include a provision for the mutual, full and irrevocable release, encompassing the respective current directors and officers and the directors and officers of the parties at the time of the relevant events, as well as a waiver of any claim and any litigation right with respect to the Rioforte Investments and their contribution to Oi.

The Second MOU is governed by Brazilian law, and any dispute with respect to the Second MOU is to be resolved through arbitration in Rio de Janeiro, Brazil before an arbitration panel administered by the Brazil-Canada Chamber of Commerce.